
October 2, 2024

Glenn Sanford
Founder, Chief Executive Officer and Chair of the Board
eXp World Holdings, Inc.
2219 Rimland Drive, Suite 301
Bellingham, WA 98226

> **Re: eXp World Holdings, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 27, 2024**
> **File No. 001-38493**

Dear Glenn Sanford:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Disclosure Review Program

cc: Ali Nardali, Esq.